INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	January 26, 2018

Invictus MD Jumpstarts Revenue Stream With Sale
of First 120 kg of Flower to Canopy Growth
Corporation; Signs Definitive Agreement to Increase
Ownership of AB Laboratories in Ontario from 33.3% to 50%

Vancouver, BC, January 26, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) is pleased to announce the sale of its first 120 kg of dried flower from AB Laboratories Inc. (AB Labs), the licensed production facility under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), near Hamilton to Canopy Growth Corporation (TSX:WEED), putting Invictus MD’s license holders on track for achieving 26,000 kg run-rate production capacity for 2018 with net capacity of 22,150 kilograms to Invictus MD.

Additionally, the Company is pleased to announce that it has signed the definitive agreement to make its further strategic investment in AB Labs, from its current 33.3 percent ownership interest to 50 percent.

AB Laboratories’ products will be used in Canopy Growth Corporation’s curated CraftGrow line on Tweed Main Street’s online store. Tweed Main Street features only high-quality cannabis by an elite group of producers, and AB Labs is thrilled that consumers will find its product as part of the Tweed Main Street’s carefully curated selections.

“Patients routinely get in touch with AB Labs inquiring about our high-quality product. Now, they can take advantage of Canopy Growth’s Tweed Main Street to gain immediate and detailed information about our artisan cannabis. The effort gives us immediate access to the largest customer base in the rapidly expanding medical cannabis market,” said Dan Kriznic, Chairman and CEO of Invictus MD. “Our collaboration with Canopy Growth demonstrates our commitment to making the sector strong and helping to expose medical cannabis patients visiting Tweed Main Street, to another high quality, unique brand.”

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INVICTUS MD Canada’s Cannabis Company

"On behalf of the Canopy Growth team, I want to congratulate the AB Labs team for achieving this milestone," said Mark Zekulin, president, Canopy Growth. "AB Labs is now the second CraftGrow partner to successfully transfer cannabis products to be sold through our Tweed Main Street e-commerce platform. We hope to have AB Labs cannabis available to our customers this quarter and look forward to many more successful transfers in the future."

The Company’s finalization of the definitive agreement to increase investment in the licensed production facility AB Labs marks another important milestone for Invictus MD as Canada moves within six months of the expected full adult-use legalization of cannabis. AB Labs received the amendment to sell dried marijuana under the ACMPR (“Sales License”) earlier this month.

The terms of the definitive agreement include a direct cash investment in AB Labs for $10 million to be used for the expansion of AB Labs’ existing facility, acquisition of the land and building at the existing facility from the landlord and for the acquisition of an adjacent land and building including retrofitting costs towards the existing building on the adjacent property (the “Secondary Facility”), for a combined production space of approximately 56,000 square feet. Invictus MD will make available to AB Labs a $2 million line of credit in the event costs exceed budget during the construction period.

Invictus MD also expects its 100% owned subsidiary Acreage Pharms Ltd. to receive its sales license in the first quarter of 2018 as it has already harvested multiple successful crops and product has already been tested. The submission of another license application to Health Canada by AB Ventures Ltd. (“AB Ventures”), and AB Ventures’ development permit on the 100 acres of land for the initial Phase 1 construction that is fully funded, signals another key milestone as Invictus MD continues to build out significant kilogram capacity for the expected domestic and international demand.

“The increase in our ownership of AB Labs and the renovations of the Secondary Facility that will provide a combined production space at AB Labs and Acreage Pharms of approximately 95,000 square feet, will dramatically advance our timeline for increasing our expected annual run-rate production capacity at our facilities to 26,000 kg’s in 2018 and 76,000 kg’s in 2019 in time for the adult-use market. Invictus MD’s funded capacity today is approximately 20,600 kg’s making it one of the top licensed producers in Canada” said Dan Kriznic, Chairman and CEO, of Invictus MD. “Increasing our production capacity has been a sharp focus of the Company. Our production will satisfy the significant demand in Canada for high quality, standardized, pesticide free product for the current medical cannabis market and recreational market that is expected to begin mid 2018.”

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INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 50% investment in AB Laboratories Inc., located near Hamilton, Ontario which has both its cultivation and sales license under ACMPR. Combined the two licenses and an expected third license under AB Ventures are expected to have an approximate annual run-rate production capacity of 76,000 kg by 2019. In addition to ACMPR licenses the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

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INVICTUS MD Canada’s Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a sales license under the ACMPR to AB Ventures and Acreage Pharms, Acreage Pharms’ receipt of a sales license and the success and timing of Acreage Pharms’ expansion plans, expected sales of inventory and the completion of the increase in the Company’s ownership of AB Labs pursuant to the definitive agreement (the “Transaction”) are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that AB Labs, AB Ventures and Acreage Pharms will satisfy all conditions for, and receive, regulatory approval to sell medical cannabis at their production facilities’ full capacity, AB Ventures will satisfy all conditions for and be granted a license under the ACMPR and will receive a development permit on the expected terms, AB Ventures is able to successfully build a production facility, Acreage Pharms will satisfy all conditions for and successfully obtain the anticipated sales license and will successfully complete its expansion plans, the anticipated sales of inventory will take place on the terms and timing expected by management, all conditions to the closing of the Transaction will be satisfied and the Transaction will complete on the terms set out in the definitive agreement and that the legalization of recreational use of cannabis in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to sell medical cannabis at their production facilities for their full production capacity or at all, that AB Labs, AB Ventures or Acreage Pharms will not reach full production capacity, that AB Ventures will not be granted a license under the ACMPR or will not receive a development permit on the expected terms or at all, that AB Ventures is not able to successfully build a production facility, that Acreage Pharms is not able to obtain the anticipated sales license when expected by management or at all or is not able to successfully complete its expansion plans, that the anticipated sales of inventory will not occur on the terms and timing expected by management or at all, that the Transaction will not complete on the expected terms or at all and that the legalization of recreational use of cannabis in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

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INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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